SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Results of AGM

At the Annual General Meeting of Ryanair Holdings plc held on the 18 th
 September 2008 all of the resolutions considered and voted upon by the shareholders were approved.

Copies of the announcement are available for fourteen days from the
Registered office of Ryanair Holdings plc.

Ends.

                                                                  Thursday, 18th September 2008

For reference:
      Howard Millar

Pauline McAlester

                        Ryanair

                          Murray Consultants

                        Tel: 00-353-1-8121212
        Tel: 00-353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  18 September, 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director